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                                                       [LOGO] John Hancock(R)
                                                              Financial Services

John Hancock Financial Services, Inc.

John Hancock Place
Post Office Box 111
Boston, Massachusetts 02117
(617) 572-9197
Fax: (617) 572-9161
E-mail: jchoodlet@jhancock.com

James C. Hoodlet
Vice President & Counsel

                                        June 27, 2005

Via EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: John Hancock Life Insurance Company (U.S.A.) Account A ("Registrant") Protection Variable Universal Life ("PVUL")
          File Nos. 811-4834; 333-124150

Commissioners:

          Pre-Effective amendment No. 1 to the registration statement under File No. 333-124150 was filed with the Commission on June 27, 2005 (SEC Accession No. 0001193125-05-132079) to amend the prospectus.


Request for Acceleration

          We hereby request an order to accelerate the effectiveness of the above-referenced amendment to June 30, 2005. The Registrant has authorized us to hereby state to the Commission on its behalf that it is aware of its obligations under the Securities Act of 1933.

          The Commission staff has requested that the Registrant acknowledge and agree, and the Registrant does hereby acknowledge and agree, that:

     . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     . the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     . the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please direct all questions and comments to me at (617) 572-9197. Thank you.

                                        Sincerely,


                                        /s/ James C. Hoodlet
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                                        James C. Hoodlet

cc: Harry Eisenstein